May 15, 2007

Memorandum of Understanding

Between:

Magnus Minerals OY
PL 3
33211 Tampere, Finland

And:

FinMetal Mining Ltd.
Suite 500, 666 Burrard Street
Vancouver BC
Canada V6C 2X8

This memorandum of understanding ("MOU") sets-forth the understandings and intentions of each of Magnus Minerals OY., a Finnish Corporation ("Magnus") and FinMetal Mining Ltd, a Nevada corporation ("FinMetal"), with respect to an intended joint venture to explore the "Enonkoski Area" in Finland primarily for nickel-copper-platinum group elements. However, according to the intended agreement, FinMetal would have the right to explore for all metals within the Territory. The intended Joint Venture terms are described below (the "JV").

          1.           Basic Terms of Proposed Transaction. In the Proposed Transaction, FinMetal intends to enter into a JV with Magnus by acquiring ownership from Magnus of up to a fifty-one (51%) percent interest in certain valid claim reservations, and pending claims located in an area in Finland described herein as the "Enonkoski Area" as more particularly set forth on Exhibit "A" annexed hereto. The Proposed Transaction shall be as follows:

                    (a)          Within 7 days of execution of this MOU, FinMetal shall pay Euros €  30,000 to Magnus, as a non- refundable payment and an additional € 2.97 million as detailed under "Option Payments" below.

                    (b)          Finmetal will be the Operator of the JV and can earn a 51% interest in the Territory by fulfilling its US $10 million Work Commitment and Euros € 3 million in Option Payments as detailed below.

                    (c)          Magnus will supply all available information (maps, map products, digital data, etc.) that it has or obtains relating to the Territory and will agree to obtain additional information as requested by FinMetal on a best efforts basis with any agreed upon costs being invoiced to FinMetal.

                    (d)          Magnus undertakes that all relevant and material information relating to the Territory in its possession now or that may come into its possession in the future will be disclosed fully to FinMetal. FinMetal acknowledges that new information from GTK may require payment by FinMetal to GTK.

                    (e)          The project would be managed by a Management Committee comprised of two (2) people selected by Magnus and two (2) people selected by FinMetal. In addition, the V.P. Exploration for Finmetal would sit as Chair. The parties acknowledge that Stephen Balch is currently in that position with FinMetal.

                    (f)          Both FinMetal and Magnus understand that it is in the interests of both parties to attract a major or mid-tier mining company to take an interest in the Project. While FinMetal is fulfilling its Work Commitments and making Option Payments, it has sole discretion over attracting an interested third party.

          2.          The Territory This agreement is limited to the Enonkoski Area (the Territory) which will include an Area of Interest as more particularly set forth on Exhibit "A" annexed hereto. Currently there are reservations and pending mineral claims. Magnus will organize and assume responsibility for applying for any necessary permits. The cost of any permits will be paid for by FinMetal and these costs will count toward the Work Commitments required for FinMetal's earn-in. Future reservations and/or mineral claims within the Territory will be decided by the Management Committee. Magnus will be responsible for applying for and administering such additional and existing reservations and / mineral claims. The cost of this will be paid for by FinMetal and will form part of the Work Commitment. FinMetal is familiar with the Finnish mining law and mining act and understands the status of the exploration concessions and exploration concession applications described in Schedule "A" and acknowledges that Magnus does not give any warranties on the value or economic exploitability of these concessions or concession applications;

          3.          Earn-In FinMetal has approximately 4.5 years to earn a 51% interest in the Territory. FinMetal must spend 50% or more of its Work Commitments ($US 5 million) and Option Payments (Euros €1.5 million) before any earn-in is realized. Once the 50% has been reached, FinMetal will have a 25.5% interest in the Territory and FinMetal's interest will increase proportional to its Work Commitments and Option Payments to the maximum of 51%, at which point both FinMetal's and Magnus' interests are converted to a working interest.

          4.          Work Commitment FinMetal will spend US $10 million, with minimum expenditures as follows:

$US 1.8 million by November 30th 2008
$US 2.2 million by November 30th 2009
$US 2.8 million by November 30th 2010
$US 3.2 million by November 30th 2011

During the first 18 months FinMetal will commit to fly an airborne EM survey (approximately 5,000 line-km) and a drill program of approximately 5,000 m.

Initially exploration will concentrate on the "Halvala Mine" and surrounding area. The goal is to initiate a wide scope exploration program using modern airborne technology and covering the Halvala and Makkola areas and begin evaluation of the known mineralization at Halvala with a plan for proving the existing resource and extending it.

Should FinMetal not meet the minimum expenditures by the due date, FinMetal will receive written notice from Magnus. FinMetal has 30 days to meet these minimum payments including making a cash payment directly to Magnus for the difference between the actual and required expenditures or by prepaying its work commitments and paying its option payments, or FinMetal risks losing its interest in the Territory. Once FinMetal loses its right to earn in on the Territory, it does not have a future right to earn in without the prior written consent of Magnus.

Once the Work Commitments totaling US $10 million have been met, both FinMetal and Magnus will convert their interest to a working interest. If either party is unable or unwilling to fund their share of continued exploration and other required expenditures, their working interest will be reduced proportionally. For example if after FinMetal has earned it's 51% interest by fulfilling it work commitments and option payments fully the Area of Interest is explored with a further $5M, and Magnus does not pay it's part, $2.45M of the cost, Magnus' 49% working interest will be reduced to 49% x ($10M / (10+5)) = 32,7% and vice versa.

          5.          Carried Interest. In the case of Magnus, their working interest can fall to no less than 10%. At this point it is converted into a carried interest. FinMetal will have the right to buy Magnus' 10% carried interest by paying US $10 million to Magnus.

          6.          Option Payments. FinMetal will make a total of 3 million Euros in option payments to Magnus over four years as follows:

Euros € 30,000 within 7 days of MOU (per 1(a), above)
Euros € 270,000 at closing
Euros € 600,000 by November 30th 2008
Euros € 900,000 by November 30th 2009
Euros € 1,200,000 by November 30th 2010

Failure by FinMetal to make any of the Option Payments shall result in default of this Agreement.

          7.          Consulting Arrangement. Magnus agrees to make its key employees / consultants available to FinMetal within a consulting arrangement for the duration of this Project. Magnus will invoice FinMetal a minimum of €100,000 Euros per year on a quarterly basis of € 25,000 Euros per quarter. FinMetal will pay Magnus invoices on a net 30 days basis. Magnus will provide a list of employees / consultants who are available to work on the Project including the daily rate at which these people are to be charged to the Project and the approximate maximum number of days they will be available. This list will be updated by Magnus on an annual basis. The Management Committee in consultation with Magnus is responsible for determining which consultants / employees of Magnus are eligible for invoicing the Project. If Magnus personnel are involved to the extent that the minimum of €100,000 Euros is likely to be exceeded, any necessary increase beyond the minimum would be decided by the Management Committee. Additional costs that are associated with Magnus employees / consultants consulting to the Project (such as the purchase of additional data) require the approval of the Management Committee. Such costs do not form part of the consulting arrangement charges. Charges to FinMetal for the Magnus consulting arrangement count toward the Work Commitments required by FinMetal.

          8.          First Right of Refusal. If either party wishes to sell their working interest the other party will have a first right of refusal to purchase the others interest.

          9.          Net Smelter Royalty Magnus will retain a net smelter royalty (NSR) of 2% should any area within the Area of Interest as described in Exhibit A become a mine.

          10.        Closing Date. The parties will use their reasonable best efforts to execute a definitive agreement on or before May 30, 2007 (the "Closing Date").

          11.        Definitive Agreement. Magnus and FinMetal shall proceed in good faith toward the negotiation and execution of a mutually acceptable definitive written agreement governing the Proposed and intended JV Transaction (the "Definitive Agreement"), with such representations, warranties, indemnities, covenants and such other terms as are customary in transactions of this type.

          12.        Due Diligence. FinMetal waives its right to a Due Diligence period as it is satisfied with the quality of data as provided by Magnus.

          13.        Conditions. Closing of the proposed and intended JV transaction will be subject to the satisfaction of the following conditions:

                    (a)          Execution of definitive agreements;

                    (b)          Receipt of approvals from the Board of Directors of Magnus and FinMetal, if necessary, to the extent that such approvals are required by applicable law;

                    (c)          Receipt of required governmental or third party approvals, if any; and

                    (d)          No material adverse change in the business of Magnus and FinMetal, including their ownership in the reservations or claims subject of the Proposed Transaction.

          14.        Expenses. Each party shall bear all fees and expenses in connection with all other aspects of the Proposed Transaction including, without limitation, all accounting and legal fees.

          15.        Confidentiality and Non-Disclosure. The Proposed Transaction shall be maintained in confidence by the parties, except to the extent that disclosure may be required by applicable law. The parties will confer with each other to mutually approve the content and timing of any public announcement regarding the Proposed Transaction, provided that each party shall nevertheless be permitted to issue any press release or report required by applicable law. Finmetal will sign a confidentiality and non-disclosure agreement with Magnus that covers the Territory/Area of Interest. Magnus authorizes the Management Committee to have the authority to release any information on the joint-venture that is required, whether to an interested third party or the investment community. Information will remain confidential between FinMetal and Magnus but FinMetal will not be prevented from releasing confidential information under certain circumstances that are in the best interests of both parties (such as to interested third parties or for press releases).

          16.        Standstill. By executing this MOU, Magnus agrees that from the date hereof to the Closing Date; neither Magnus, nor Magnus's employees, officers, directors, agents, representatives or affiliates shall, directly or indirectly, (a) solicit, initiate or encourage any proposal or offer from any person relating to the properties subject to the Proposed Transaction (any such inquiry, proposal or offering being referred to as an "Alternative Proposal"); or (b)(i) participate in any negotiations with respect to an Alternative Proposal; (ii) furnish to any person any confidential information with respect to the property; or (iii) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage the making or soliciting of an Alternative Proposal.

          17.        Nonbinding. The parties agree that except for the paragraphs 14 and 15 (the "Binding Provisions"), this MOU is intended only as a summary of the current intentions of each party with respect to the Proposed Transaction and is not intended to create any enforceable legal obligations. Notwithstanding the foregoing, the Binding Provisions shall survive termination of this letter of intent and shall be legally binding upon and enforceable against the parties hereto and their respective successors and permitted assigns.

          18.        Broker. Magnus and FinMetal represent and warrant to one another that they have not retained any finder, broker, investment banker or the like (an "Intermediary") with respect to the Proposed Transaction. Each party agrees to indemnify, defend and hold harmless the other party from any claim from an Intermediary arising on their respective accounts with respect to the transactions contemplated by this letter agreement.

          19.        Applicable law. For all purposes this MOU will be governed exclusively by and construed and enforced in accordance with the laws and Courts prevailing in Finland.

Agreed and Accepted on
May 15th 2007

Magnus Minerals OY

/s/ Carl Löfberg
____________________________________
By:     Carl Löfberg
Its:      Managing Director

Agreed and Accepted on
May 15th 2007

FinMetal Mining Ltd.

/s/ Dan Hunter
____________________________________
By:     Dan Hunter
Its: Chief Executive Officer

Exhibit A

ENONKOSKI BELT - AREA OF INTEREST

Varkaus
HAUKIVESI
Savonlinna
2006203
2006203
200712
200704
8324/1
8324/2
8324/3
8324/4
8212/1
8323/1
8323/2
8323/3
8323/4
8334/1
324110
324301
324304
324307
324310
422101
422104
422107
422110
323212
323403
323406
323409
323412
421203
421206
421209
421212
421403
323211
323402
323405
323408
323411
421202
421205
421208
421211
421402
323210
323401
323404
323407
323410
421201
421204
421207
421210
421401
323112
323303
323306
323309
323312
421103
421106
421109
421112
421303
323111
323302
323305
323308
323311
421102
421105
421108
421111
421302
323307
323310
421101
421104
421107
421110
421301
314409
314412
412203
412206
412209
412212
412403
6920000
6910000
6900000
6890000
6880000
6870000
6860000
3540000
3550000
3560000
3570000
3580000
3590000
3600000
3610000
3620000
Legend
Area of Interest
Claims (Pending)
Reservations (Granted)
0
10
km
N

April, 2007